UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated December 2, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: December 2, 2011	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE

Stockholm — December 2, 2011

MILLICOM INTERNATIONAL CELLULAR S.A.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Stockholm, December 2, 2011 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) today held its Extraordinary General Meeting (“EGM”) of shareholders in Luxembourg.

By a simple majority of the votes cast, the EGM resolved to:

1.                                      appoint Mr. Jean-Michel Schmit as the Chairman of the EGM and to authorise the Chairman to elect a Secretary and a Scrutineer of the EGM

2.                                       distribute a gross dividend to the Company’s shareholders of USD 3 per share, as per the proposal of the Company’s Board of Directors, corresponding to an aggregate dividend of approximately USD 308,000,000, to be paid out of the Company’s profits for the year ended December 31, 2010 in the amount of USD 435,219,669, which have been carried forward as per the decision of the Annual General Shareholder’s Meeting of May 31, 2011.

The dividend will be paid to shareholders and SDR holders who are registered in the shareholder and SDR registries kept by Millicom, Euroclear or American Stock Transfer & Trust Company (AST) as of December 7, 2011 (the “Dividend Payment Record Date”).  The ex-dividend date is estimated to be December 5, 2011.  Payment of the dividend is expected to occur on December 13, 2011.

Further details can be found in the convening notice for the EGM, issued on November 2, 2011.

CONTACTS

Millicom International Cellular SA

Allen Sangines-Krause	Telephone: +352 27 759 327
Chairman of the Board of Directors

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 7779 018 539
Investor Relations

Visit our website at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 260 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.